[Reference Translation]

March 22, 2023

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Prime of Tokyo Stock Exchange and
Premier of Nagoya Stock Exchange)
Name and Title of Contact Person:
Yoshihide Moriyama, General Manager,
Capital Strategy & Affiliated Companies Finance Div.
(Telephone Number: 0565-28-2121)

Notice Concerning the Status and Completion of the Repurchase of Shares of our Common Stock

(Repurchase of Shares under our Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you of the repurchase of shares (Repurchase of shares in order to promote capital efficiency by repurchasing flexibly its common stock while comprehensively considering factors such as the price level of its common stock) conducted in March pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, concerning which repurchase notification was given on November 1, 2022, as follows:

We also inform you that the portion of the repurchase of shares pursuant to the resolution at a meeting of the board of directors held on November 1, 2022, has been completed.

1. Class of shares repurchased:	Common stock of Toyota Motor Corporation (“TMC”)

2. Total number of shares repurchased:	13,080,600 shares

3. Total purchase price:	24,371,854,700 JPY

4. Period of repurchase:	From March 1, 2023 to March 16, 2023

(Reference)

I.

Repurchase of shares resolved at a meeting of the board of directors held on November 1, 2022 (Repurchase of shares in order to promote capital efficiency by repurchasing flexibly its common stock while comprehensively considering factors such as the price level of its common stock)

(1) Class of shares to be repurchased	Common shares of TMC

(2) Total number of shares to be repurchased	110 million shares (maximum)

(3) Total purchase price for repurchase of shares	150 billion JPY (maximum)

(4) Periodof repurchase	From November 2, 2022 to May 12, 2023

II.	Total number of shares of our common stock repurchased pursuant to the above resolution of the board of directors (as of March 16, 2023)

(1) Total number of shares repurchased:	79,158,400 shares

(2) Total purchase price for repurchased shares:	149,999,952,100 JPY